

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

Via E-Mail
Eric L. Marhoun, Esq.
General Counsel
Fidelity & Guaranty Life
1001 Fleet Street, 6th Floor
Baltimore, Maryland 21202

> **Re:** **Fidelity Guaranty & Life**
> **Registration Statement on Form S-1**
> **Filed August 29, 2013**
> **File No. 333-190880**

Dear Mr. Marhoun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

2. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

3. Please identify and submit all exhibits, including those currently listed as "Material Contracts," as soon as practicable. We may have further comments upon examination of these exhibits.

4. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

5. Please move the dealer prospectus delivery obligation legend to the outside back cover of your prospectus pursuant to Item 502(b) of Regulation S-K.

Prospectus Summary, page 2

6. Please include a brief description of the NAIC rating system, including the number of ratings and a definition of "NAIC" the first time you use these terms.

   In addition, please include an estimate of the number of competitors in order to provide context for your 15th and 10th place rankings.

Summary Risk Factors, page 4

7. Please expand the list of bulleted items here to include the risks related to
   - your commitment to distribute to HGI a dividend from the net proceeds of this offering;
   - HGI's substantial indebtedness and its pledge of its shares of your stock;
   - the security interest in your shares of your subsidiaries' stock granted to OMGUK;
   - the lack of comparability of your recent results from period to period; and
   - your dependence on the use of captive reinsurers.

8. Please revise the second to last bulleted item on page 5 to state that there are at least two ongoing law enforcement and regulatory investigations regarding FGLIC and HGI.

9. Please clarify in the final bulleted item on page 5 that HGI's continuing interest in you following the offering will be a controlling interest.

Ownership and Corporate Information, page 5

10. Please expand the discussion to include the general development of your business during the past five years as requested by Item 101(a) of Regulation S-K. In this regard, we note your reference in the company overview section to your business for over 50 years and the absence of any mention of your predecessor entity Old Mutual US Life.

Risk Factors
"A financial strength ratings downgrade, potential downgrade…" page 14

11. Please explain what you mean by ISDA agreements the first time you use this term.

12. Please quantify here and in the related discussion in the Business section on page 111 the amount at risk under ISDA agreements where the counterparties have the right to terminate based on your current ratings

"Restrictions on our ability to use captive reinsurers…" page 20

13. You state "Like many life insurance companies, we utilize captive reinsurers to satisfy statutory reserve requirements." Please provide the following disclosure in your MD&A section:
- The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.
- The amount of captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives' obligations. Tell us the nature and amount of the parent holding company's assets, guarantees, letters of credit or promises securing the captives' obligations.
- The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.
- Your consideration of disclosing the risks of employing your captives' strategy. Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

"The indenture governing the 6.375% senior notes due 2021…" page 31

14. Please advise us whether the rights, obligations, or restrictions triggered by a "change of control" under the indenture would be triggered by any changes in the ownership or control of FGL. If so, please revise this risk factor to describe any such rights, obligations, or restrictions.

"We have entered into business transactions with Salus Capital Partners…" page 32

15. Please revise this risk factor to explain what a CLO securitization is.

"Our management will have broad discretion over the use of the proceeds…" page 37

16. Please revise this risk factor or add a standalone risk factor to describe the risk that the only allocated use of the proceeds of this offering will be a distribution to your current

stockholder and will not be invested in the operations of the company or otherwise benefit new investors.

"HGI has substantial indebtedness and has pledged its shares of our stock…" page 39

17. Please expand this risk factor to describe the terms of the indebtedness secured by HGI's shares of your stock, including the lenders who could acquire such stock upon a default by HGI.

Use of Proceeds, page 42

18. To the extent the amounts distributed to HGI will be used to discharge any of its indebtedness, please revise this section to disclose such use, as well as the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K for additional guidance.

Dividend Policy, page 43

19. Please expand this discussion to explain the timing of the anticipated dividend to HGI, whether you have or when you expect to determine the amount of such dividend, and if you expect your future dividend policy to be similar to the dividends previously declared and distributed to HGI.

Dilution, page 45

20. Please revise the presentation to start with the historical net tangible book value instead of pro forma net tangible book value.

Selected Historical Consolidated Financial Data, page 46

21. Please provide pro forma earnings per share data to give effect to the conversion to a corporation, effective August 26, 2013, here and elsewhere throughout the filing, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Interest Rate Environment, page 50

22. You state that the low interest rate environment has impacted the profitability of certain products you offer and returns on your investments. Please expand your disclosure in MD&A to disclose the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities

or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your disclosure.

Trends and Uncertainties—Competition, page 52

23. We note the charts on page 51 showing growth in industry sales of FIAs and IULs since 2002. Please expand your discussion of your own results on page 52 to describe how your results compare to that of the industry.

Revenues, page 56

24. Please explain, in simple terms, the meaning and significance of the following terms the first time you use them:
   - De-risk the portfolio;
   - pre-acquisition tax advantage built-in-gains benefits;
   - Statically hedged (with respect to your hedging strategy); and
   - Point-to-point versus average strategy.

Net Investment Income, page 56

25. We note your discussion of the net investment income strategy using a portion of pre-acquisition tax advantage built-in-gains benefits. Please tell us and disclose in further detail how this strategy affects the net investment income.

Business
Fixed Rate Annuities, page 103

26. You state that as of June 30, 2013, crediting rates on outstanding (i) fixed rate annuities generally ranged from 1.5% to 6.0% and (ii) multi-year guaranteed annuities ranged from 1.0% to 6.0%. The average crediting rate on all outstanding fixed rate annuities at June 30, 2013, was 3.5%. Please provide disclosure that quantifies the distribution of annuity values within these ranges.

Wilton Re Transaction, page 112

27. Please revise your description of this agreement to disclose the amount of the ceding allowance.

The Front Street Reinsurance Transaction, page 113

28. Please revise your disclosure to explain what you mean by a "funds withheld basis." In addition, please file the Front Street agreement as an exhibit to your registration statement.

Reserve Facilities—The CARVM Facility, page 113

29. Please revise your description of this arrangement to disclose the percentage quota share, the amount issued by Nomura and deposited into the trust to collateralize Raven Re's obligations. In addition, please file the Raven Reinsurance Agreement and the Reimbursement Agreement as exhibits to your registration statement.

Corporate Governance, page 128

30. Please revise this section to identify the listing standards on which you are relying to determine the independence of Messrs. Bawden, Gregson and Melchionni and from whose corporate governance requirements you expect to be exempt pursuant to Item 407(a) of Regulation S-K, when that information becomes available.

Management, page 123

31. Please expand the discussion of Mr. Launer's background to indicate his employment during the period of 2007-2010.

Certain Relationships and Related Party Transactions, page 155

32. We note your statement in your risk factor on page 35 that you engage in business with Five Island Capital Management. Please provide the information required by Item 404 of Regulation S-K regarding your transactions with Five Island Capital Management.

Loan Participation Agreement, page 155

33. Please revise the second sentence of this section to clarify the parties to the 2013 participation agreement. In addition, please file the agreements between FGLIC and Salus as exhibits to your registration statement.

U.S. Federal Income Tax Considerations for Non-U.S. Holders, page 165

34. Please delete the word "certain" from the introductory paragraph of this section.

Notes to Consolidated Financial Statements
(17) Insurance Subsidiary—Financial Information, page F-46

35. You state that "The Company's insurance subsidiaries file financial statements with state insurance regulatory authorities and the National Association of Insurance Commissioners ("NAIC") that are prepared in accordance with Statutory Accounting Principles ("SAP") prescribed or permitted by such authorities, which may vary materially from US GAAP." We have the following comments that pertain to your disclosure both here and throughout your filing:
   - Revise to remove the labeling of "unaudited" as these amounts are required disclosures by ASC 944-505-50 and Rule 4-08(e) of Regulation S-X, which should be audited.
   - Disclose the amount of statutory net income or loss and statutory capital and surplus for each period and each insurance subsidiary as required by Rule 7.03(a)(23)(c) of Regulation S-X and ASC 944-505-50-1a.
   - Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements or disclose that the amount required is not significant in relation to your statutory capital and surplus. Refer to ASC 944-505-50-1b.
   - Please tell us why the disclosures in ASC 944-505-50-2 to 4 and 6 are not required or revise to provide the required disclosures.

(18) Acquisition, page F-47
Fidelity & Guaranty Life Holdings, Inc (FGLH)

36. You state that "On April 6, 2011, the Company acquired all of the outstanding shares of capital stock of FGLH and certain intercompany loan agreements between the seller, as lender, and FGLH, as borrower, for cash consideration of $350,000 … which amount could be reduced by up to $50,000 post closing.… The Company incurred $18,300 of expenses related to the FGLH Acquisition…. Such expenses are not included in the Consolidated Statements of Operations for the Successor period of April 6, 2011 to September 30, 2011, but included in the Consolidated Statement of Changes in Equity…. The application of acquisition accounting resulted in a bargain purchase gain of $158,341, which is reflected in the Consolidated Statements of Operations for the Successor period of April 6, 2011 to September 30, 2011". In that regard, we have the following comments regarding this transaction:
   - Please explain to us your basis for not expensing the $18.3 million in costs related to the acquisition. Refer to ASC 805-10-25-23.
   - Please tell us how you considered the guidance in ASC 805-30-25-4 and ASC 805-30-30-4 through 6 when recognizing the bargain purchase gain of $158.3 million. Please provide more substantive quantitative and qualitative information, including methodologies used, to support the calculation of the assigned fair values of assets acquired, liabilities assumed and ultimate gain recognized.
   - We note your references to interchangeably terms such as "purchase price allocation", "purchase method" and "purchase accounting" rather than "acquisition method" as indicated in ASC 805-10-05-4. Please revise them to "acquisition method" throughout the filing.

Contingent Purchase Price Reduction, page F-48

37. We note your disclosure of the contingent purchase price reduction of $50,000 associated with the F & G stock agreement and your statement that you believe it is near certain the purchase price will be reduced by the full $50,000. We also note that you recorded a contingent receivable with an estimated fair value of $41,000 in the consolidated balance sheet with the credit through earnings for the year ended September 2012. In that regard, please explain to us why it is appropriate under GAAP to record this receivable without provision for an allowance in light of the time lapsed and your disclosure on page F-89 that its collection is subject to risk and uncertainty.

Item 16. Exhibits and Financial Statement Schedules, page II-3

38. Without limiting our request in comment 3, please file the following as exhibits to your registration statement:
   • The form of lock-up agreement to which you, HGI, and your officers and directors have agreed, as soon as it becomes available;
   • Your amended and restated certificate of incorporation;
   • and Five Island Capital Management;
   • The F&G Stock Purchase Agreement and the related Guarantee and Pledge Agreement;
   • The Employee Incentive Compensation Plan;
   • The Stock Incentive Plan and the Amended and Restated Stock Incentive Plan;
   • The 2011 and 2012 Dividend Equivalent Plans;
   • Your 401(k) Plan;
   • Your employment agreements with Messrs. Launer, Krishnan, and O'Shaughnessy;
   • The Deferred Compensation Plan;
   • The loan agreement among FGLIC, Front Street, and HGI Energy Holdings; and
   • The form(s) of your indemnification agreements with your directors and officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Peklenk at (202) 551-3661 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Ethan T. James, Esq.
        Debevoise & Plimpton LLP
        919 Third Avenue
        New York, New York 10022